03007320

…йская Федерация

…ОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

«28» февраля 2003 г. 16-34

SUPPL

03 MAR -4 AM 7:21

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, **уведомляем Вас о повестке дня собрания акционеров и направляем бюллетень для голосования по вопросам повестки дня годового общего собрания акционеров ОАО «Сургутнефтегаз»**, а также прилагаем перевод на английский язык текста информационного сообщения, опубликованного в Приложении к Вестнику ФКЦБ России № 17 (530), от 28.02.03.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 4 листах в 1 экз.

С уважением,

Андрей Н. Серебряков
Заместитель начальника
управления ценных бумаг

3/12

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«28th» February 2003 г. № 46-34

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from a full set of accounts under Rule 12g3-2(b) adopted as amendment to the Securities Exchange Act of 1934, we would like to **inform you of the agenda of the Shareholders' Annual General Meeting and send you the Ballot Paper for voting on items of the agenda of the Shareholders' Annual General Meeting of OJSC "Surgutneftegas"**. Please, find enclosed the new bulletin, published in Appendix to "Bulletin of the Federal Commission on Securities Market of Russia" # 17 (530), dated 28.02.03.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 5 pages.

Yours sincerely,

Andrey Serebriakov

Deputy Head of
Securities Department

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*
ул.Кукуевицкого, 1	*Телетайп*	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

ВНИМАНИЮ АКЦИОНЕРОВ
открытого акционерного общества «Сургутнефтегаз»!
(Место нахождения: Российская Федерация, Тюменская область, г.Сургут)

Открытое акционерное общество «Сургутнефтегаз» (ОАО «Сургутнефтегаз») уведомляет акционеров, что 20 марта 2003 года в 10.00 в здании Дворца Искусств «Нефтяник» по адресу: 628415, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32, состоится годовое общее собрание акционеров ОАО «Сургутнефтегаз».

Форма проведения годового общего собрания акционеров – собрание.

Регистрация участников собрания осуществляется 20 марта 2003 года с 08.00 по месту проведения собрания.

Дата составления списка лиц, имеющих право на участие в годовом общем собрании акционеров 31 января 2003 года.

Повестка дня годового общего собрания акционеров:

1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз», годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2002 год.
2. Утверждение распределения прибылей (убытков) ОАО «Сургутнефтегаз» за 2002 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов.
3. Избрание членов Совета директоров ОАО «Сургутнефтегаз».
4. Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз».
5. Утверждение аудитора ОАО «Сургутнефтегаз».
6. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»).

С информацией, подлежащей представлению акционерам ОАО «Сургутнефтегаз», акционеры и их представители могут ознакомиться с 28 февраля 2003 года по 20 марта 2003 года включительно по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, каб. №154, в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Контактный телефон в Сургуте: (3462) 46 27 64.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: 628415 г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 17 марта 2003 год.

TO THE ATTENTION OF SHAREHOLDERS
of Open Joint Stock Company "Surgutneftegas"!
(Location: the city of Surgut, Tyumenskaya Oblast, the Russian Federation)

Open Joint Stock Company "Surgutneftegas" (OJSC "Surgutneftegas") notifies shareholders that the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" is to be held on March 20, 2003, 10:00 a.m., at the Palace of Arts "Neftyanik" at the following address: ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast.

Form of the Annual General Shareholders' Meeting – meeting.

The registration of the participants of the meeting is to start at 8:00 a.m., March 20, 2003 at the venue of the meeting.

January 31, 2003 is the date of compiling a list of shareholders entitled to participate in the meeting.

Agenda of the Annual General Shareholders' Meeting:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss statements for 2002.
2. Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2002, including the dividend payment (declaration), approval of the size, of the form, of the schedule of dividend payment.
3. Electing members of OJSC "Surgutneftegas" Board of Directors.
4. Electing members of OJSC "Surgutneftegas" Auditing Committee.
5. Approval of the Auditor of OJSC "Surgutneftegas".
6. Approval of transactions with an interested party, the transactions may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The information subject to submission to OJSC "Surgutneftegas" shareholders is available to shareholders and their proxies from February 28, 2003 to March 20, 2003 inclusive, every working day from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:00 p.m. at the address: ul. Entuziastov, 52/1, office 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415. Surgut contact phone: (3462) 46 27 64.

The completed ballot paper can be sent by mail or submitted in person at the address: ul. Entuziastov, 52/1, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, every working day, 9 a.m.-12:30 p.m. and 2 p.m.-5 p.m.

The deadline for accepting ballot papers is March 17, 2002.

БЮЛЛЕТЕНЬ

для голосования по вопросам повестки дня годового общего собрания акционеров открытого акционерного общества «Сургутнефтегаз» (ОАО «Сургутнефтегаз»)

индивидуальный электронный код　　　　штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2003 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №1: «Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз», годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2002 год»		
предлагается решение: «Утвердить годовой отчет о результатах хозяйственной деятельности ОАО «Сургутнефтегаз», годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках за 2002 год».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №2: «Утверждение распределения прибылей (убытков) ОАО «Сургутнефтегаз» за 2002 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов»		
предлагается решение: «Утвердить распределение прибылей (убытков) ОАО «Сургутнефтегаз» за 2002 год. Объявить выплату дивиденда за 2002 год: по привилегированной акции ОАО «Сургутнефтегаз» - 0,096 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,032 рубля; выплату дивидендов производить в течение одного года: с 02.06.2003 по 01.06.2004 в рекомендованном Советом директоров порядке».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №3: «Избрание членов Совета директоров ОАО «Сургутнефтегаз»

предлагается решение:

Избрать Совет директоров ОАО «Сургутнефтегаз» в следующем составе:

Фамилия, имя, отчество кандидата	«ЗА» Количество голосов, поданных за кандидата	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
1. Ананьев Сергей Алексеевич			
2. Анзиряев Юрий Николаевич			
3. Богданов Владимир Леонидович			
4. Буланов Александр Николаевич			
5. Матвеев Николай Иванович			
6. Медведев Николай Яковлевич			
7. Мугу Байзет Юнусович			
8. Усольцев Александр Викторович			
9. Федоров Сергей Анатольевич			
Итого: (количество голосующих акций, умноженное на 9)			

Голосование по данному вопросу является кумулятивным, в связи чем умножьте количество принадлежащих Вам голосующих акций на 9. Вы можете распределить полученное количество голосов между несколькими (всеми) указанными в бюллетене кандидатами в Совет директоров ОАО «Сургутнефтегаз», либо отдать их за одного из кандидатов.

Количество голосов в графе «итого» должно равняться сумме голосов в вышеуказанных 9-ти строках таблицы.

По вопросу №4: «Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз»

предлагается решение:

Избрать Ревизионную комиссию ОАО «Сургутнефтегаз» в следующем составе:

4.1. Белоусова Татьяна Михайловна	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
4.2. Комарова Валентина Пантелеевна	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
4.3. Олейник Тамара Федоровна	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №5: «Утверждение аудитора ОАО «Сургутнефтегаз»		
предлагается решение: «Утвердить в качестве аудитора ОАО «Сургутнефтегаз» на 2003 год общество с ограниченной ответственностью «Росэкспертиза».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №6: «Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»)		
предлагается решение: «Одобрить сделки, которые могут быть совершены в будущем в процессе осуществления обычной хозяйственной деятельности между ОАО «Сургутнефтегаз» и его аффилированным лицом, если указанные сделки соответствуют следующим условиям: сделка направлена на реализацию видов деятельности, предусмотренных Уставом ОАО «Сургутнефтегаз», в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган акционерного общества в соответствии с Федеральным законом РФ «Об акционерных обществах». Данное решение сохраняет силу до годового общего собрания акционеров ОАО «Сургутнефтегаз» по итогам 2003 года».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

Подпись акционера (представителя) ________________ (________________________________)

фамилия, инициалы

Реквизиты доверенности:____

№, дата выдачи

____

выдавшее доверенность лицо (ф.и.о.)

Примечание:

По вопросам в бюллетене оставьте только выбранный вариант голосования. Ненужное - зачеркнуть.

Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Бюллетень без подписи признается недействительным.

Бюллетень, неправильно заполненный по одному или нескольким вопросам, поставленным на голосование, не влечет за собой признания бюллетеня для голосования недействительным в целом.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования: 17 марта 2003 года включительно.

Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель, оформленную в соответствии с п.1 ст.57 Федерального закона РФ «Об акционерных обществах».

Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя (по доверенности), он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

BALLOT PAPER
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code — bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul.Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2003
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss statements for 2002"		
The proposed resolution: "To approve OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss statements for 2002".		
FOR	AGAINST	ABSTAINING

Item 2: "Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2002, including the dividend payment (declaration), approval of the size, of the form and of the schedule of dividend payment"		
The proposed resolution: "To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2002. To declare dividend payment for 2002: a preferred share of OJSC "Surgutneftegas" – 0,096 rubles, an ordinary share of OJSC "Surgutneftegas" – 0,032 rubles; dividend payment shall be carried out during one year from June 02, 2003 till June 01, 2004 according to the procedure established by the Board of Directors".		
FOR	AGAINST	ABSTAINING

Item 3: "Election of members of OJSC "Surgutneftegas" Board of Directors
The proposed resolution: "To elect the following persons to the Board of Directors of OJSC "Surgutneftegas":

Last, first, middle names	FOR Quantity of votes cast for the candidate	AGAINST	ABSTAINING
1. Ananiev Sergei Alexeevich			
2. Anziryaev Yuriy Nikolaevich			
3. Bogdanov Vladimir Leonidovich			
4. Bulanov Alexander Nikolaevich			
5. Fedorov Sergei Anatolievich			

6. Matveev Nikolai Ivanovich			
7. Medvedev Nikolai Yakovlevich			
8. Mugu Baizet Yunusovich			
9. Ussoltsev Alexander Viktorovich			
Total: (the quantity of voting shares multiplied by 9)			

Since the voting on the item is cumulative you need to multiply the quantity of voting shares you hold by 9. You can either distribute the quantity of votes you got among several (all) candidates to the Board of Directors of OJSC "Surgutneftegas" listed in the ballot paper, or cast all the votes for one of the candidates.

The quantity of votes in the column "total" shall be equal to the sum of votes across nine lines of the above table.

Item 4: "Election of members of OJSC "Surgutneftegas" Auditing Committee			
The proposed resolution: "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":			
4.1 Belousova Tatyana Mikhailovna	FOR	AGAINST	ABSTAINING
4.2 Komarova Valentina Panteleevna	FOR	AGAINST	ABSTAINING
4.3 Oleynik Tamara Fedorovna	FOR	AGAINST	ABSTAINING

Item 5: "Approval of the Auditor of OJSC "Surgutneftegas"		
The proposed resolution: "To approve OOO "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2003".		
FOR	AGAINST	ABSTAINING

Item 6: "Approval of transactions with an interested party, these transactions may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies)"		
The proposed resolution: "To approve transactions which may be conducted in the future in the course of general business activity between OJSC "Surgutneftegas" and its affiliated party, provided that the above-mentioned transactions comply with the following requirements: The transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", within the amount of the transaction the individual executive body of a joint stock company is entitled to perform in compliance with the Federal Law of the RF "On Joint Stock Companies". This solution remains valid up to the OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2003.		
FOR	AGAINST	ABSTAINING

The shareholder's (proxy's) signature ________________ (________________)
Last name, initials

The data of the Power of Attorney____
#, the date of issue

____

____
the person who has issued the Power of Attorney (last, first, middle names)

Note:
* While voting on the items in the ballot paper, cross out all the variants except the one you

have chosen.
*The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.
*The ballot paper incorrectly completed for one or several items having been brought up for voting is not considered invalid as a whole.
*A completed ballot paper can either be sent by mail or handed over personally at the address: 52/1, ul. Entuziastov, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is March 17, 2003 inclusive.
*If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".
*If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***21.02.2003***
Код факта (события, действия): ***1300155А21022003***

- Дата заседания Совета директоров ОАО "Сургутнефтегаз", на котором принято соответствующее решение: 19 февраля 2003 года;
- Полная формулировка принятого решения в соответствии с протоколом заседания Совета директоров:
"По вопросу повестки дня: О рекомендации по размеру дивидендов по акциям ОАО "Сургутнефтегаз" за 2002 год и порядку их выплаты,
Совет директоров единогласно решил:
Рекомендовать годовому общему собранию акционеров ОАО "Сургутнефтегаз" принять следующее решение:
1. "Объявить выплату дивиденда за 2002 год: по привилегированной акции ОАО "Сургутнефтегаз" – 0,096 рубля, по обыкновенной акции ОАО "Сургутнефтегаз" – 0,032 рубля; выплату дивидендов производить в течение одного года: с 02.06.2003 по 01.06.2004 в рекомендованном Советом директоров порядке.
2. Рекомендовать годовому общему собранию акционеров порядок выплаты дивидендов по акциям ОАО "Сургутнефтегаз" за 2002 год.";
- Кворум заседания:
"Количественный состав Совета директоров ОАО "Сургутнефтегаз" - 9 человек. В голосовании приняли участие 8 человек. Настоящее заседание правомочно принимать решение";
- Результаты голосования за принятое решение:
"Решение принято единогласно".

Генеральный директор ***В.Л. Богданов***

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, the Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***21.02.2003***
The code of fact (event, action): ***1300155A21022003***

- The date of meeting of the Board of Directors of OJSC "Surgutneftegas", at which the corresponding resolution was adopted: February 19, 2003;
- The complete wording of the resolution adopted in conformity with the Minutes of the Meeting of the Board of Directors:
"As to the agenda item "On recommending the size of dividends on OJSC "Surgutneftegas" shares for 2002 and the order of their payment", the Board of Directors resolved unanimously:
To recommend to the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" that the following resolution be adopted:
1. "To declare dividend payment for 2002: on a preferred share of OJSC "Surgutneftegas" – 0,096 rubles, on an ordinary share of OJSC "Surgutneftegas" – 0,032 rubles; dividend payment shall be carried out during one year: June 2, 2003 to June 1, 2004 according to the procedure established by the Board of Directors.
2. To recommend to the Annual General Shareholders' Meeting the order of dividend payment on OJSC "Surgutneftegas" shares for 2002.";
- The quorum of the meeting:
"The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. 8 persons took part in the vote. The present meeting is legally competent to adopt the resolution";
- Results of the vote held on the adopted resolution:
"The resolution was adopted unanimously".

Director General ***V.L.Bogdanov***